Exhibit (a)(1)(J)

PIN e-mail for Eligible Employees

Re:  Stock Option Exchange Program Web Site and PIN

Dear [ee]:

As Glenn Splieth just announced, RadiSys has launched the Stock Option Exchange Program (the "Exchange Program") effective today, Thursday, July 31, 2003.

If you have options that are eligible for exchange, and if you decide to accept RadiSys' offer to exchange your options, you must complete and submit an online election form before 9:00 p.m. Pacific Time (PT) on Wednesday, August 27, 2003. Elections or changes to elections cannot be accepted after this time.

You will be able to make your election to participate in the Exchange Program on the Mellon Investor Services Web site dedicated specifically to RadiSys. For security purposes, a Personal Identification Number (PIN) has been assigned to you to access your personal information and make your election choices.

Your PIN is: [PIN].

Please visit the Mellon web site at https://www.corporate-action.net/RadiSys and follow the instructions for accessing your personal information and making and submitting your elections.

If you have questions or if you require translation services, please call Mellon. One of Mellon's Customer Service Representatives will connect you with a translator and will be able to answer your questions over the phone. Please do not reply to this e-mail message, as no one will respond to your message. If you have a question, please call Mellon.

                            Mellon Investor Services
      Customer Service Representatives are available Monday through Friday from 5:00 a.m. to 4:00 p.m., Pacific Time
                   1-888-256-2709 (Calling from within the US)
                   +201-329-8905 (Calling from outside the US